1-14014

P.E. 2-28-02

02025900

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreing Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

RECEIVED MAR 19 2002 366 PROCESSING WASH, D.C.

For February 28, 2002

Credicorp Ltd.
Clarendon House
Church Street
Hamilton HM 11 Bermuda

PROCESSED
APR 08 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F__X____ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached Hecho de Importacia (notice of Material Event) is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a copy of the following :

1) Notice of Material Event, submitted to the Comisión Nacional Supervisora de Empresas y Valores, (the Peruvian Governmental entity which supervises the Peruvian securities markets, or "Conasev") by Credicorp Ltd. on March 1, 2002.

Notice of Material Event regarding Credicorp Ltd., dated March 1, 2002

6\50990

CREDICORP
CORPORACION BCP

La Molina, 1 de marzo del 2002

CONASEV
AREA TRAMITE DOCUMENTARIO

'02 MAR -1 12 51

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

Señores
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Presente.-

At. : Registro Público de Mercado de Valores
Ref.: "Hecho de Importancia"

Estimados señores:

Nuestra empresa, Credicorp Ltd., de conformidad con lo dispuesto por los artículos 10 y 28 de la Ley de Mercado de Valores y la Resolución CONASEV N°307-95-EF/94.10, cumple con informar el siguiente "Hecho de importancia".

El Directorio de Credicorp Ltd., en la sesión realizada el día de ayer, jueves 28 de febrero del 2002, acordó, en uso de las atribuciones que le confiere el Estatuto Social, declarar un dividendo en favor de sus accionistas de US $ 0.20 por acción, a pagarse a todos aquellos accionistas que (i) hayan adquirido sus acciones hasta el 2 de abril del 2002 inclusive, y (ii) se encuentren registrados ante la Compañía el 5 de abril del 2002. La distribución de los dividendos se llevará a cabo el día 2 de mayo del 2002.

Sin otro particular, los saludamos,

Atentamente,

Mario Ferrari
Representante
CREDICORP LTD.

March 1, 2002

Sirs
Comision Nacional Supervisora de Empresas y Valores
Lima

Ref.: "Material Event"

Dear Sirs:

In conformity with article 28 of Decree Law of the Capital Markets Law, and article 10 of CONASEV Resolution No. 307-95-EF/94.10.0, we hereby notify you of the following Material Event "Hecho de Importancia."

The Board of Directors of Credicorp Ltd. in a meeting held on February 28, 2002, in accordance with the Company's bye-laws declared a dividend of US$ 0.20 per share approved for all shareholders that: (i) have purchased shares by April 2, 2002; and (ii) appear in the company's registry before April 5, 2002. The distribution of these dividends will be May 2, 2002.

Sincerely,

Mario Ferrari
Credicorp Ltd.

SIGNATURE

Pursuant to the requerimients of the Securities Exchange Act pf 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

By:--

Name : Alfredo Montero
Title : Authorized Representative

Dated: March 11, 2002